UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TARENA INTERNATIONAL, INC.
 (Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
 (Title of Class of Securities)

8761081011
 (CUSIP Number)

December 31, 2014
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  ☒Rule 13d-1(b)
  ☐Rule 13d-1(c)
  ☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

1  This CUSIP number applies to the Issuer’s American Depository Shares (“ADSs”).

CUSIP No. 876108101	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS

KARST PEAK CAPITAL LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,121,900 [2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,121,900 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,900 [2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

2  Held in the form of ADSs, with each ADS representing 1 Class A ordinary share.

CUSIP No. 876108101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS

ADAM GREGORY LEITZES

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,121,900 [2]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,121,900 [2]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,900 [2]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

2  Held in the form of ADSs, with each ADS representing 1 Class A ordinary share.

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Tarena International, Inc. (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, according to the Issuer’s prospectus on Form 424B4, filed April 3, 2014.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 10017, Building E, Zhongkun Plaza, A18 Bei San Huan West Road, Haidian District, Beijing 100098, People’s Republic of China

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)            Karst Peak Capital Limited (“Karst Peak”); and

ii)          Adam Gregory Leitzes (“Mr. Leitzes”).

This Statement relates to the Shares (as defined herein) held for the account of Karst Peak Asia Master Fund, a Cayman Islands entity (“Asia Fund”).  Karst Peak serves as investment manager to the Asia Fund.  Mr. Leitzes is Chief Investment Officer and sole owner of Karst Peak.  In such capacities, Karst Peak and Mr. Leitzes may be deemed to have voting and dispositive power over the Shares held for the account of the Asia Fund.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is Kinwick Centre, Suite 2105, 32 Hollywood Road, Central, Hong Kong.

Item 2(c).	Citizenship:

i)            Karst Peak is a company incorporated in Hong Kong with limited liability; and

ii)            Mr. Leitzes is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

876108101 (This CUSIP number applies to the Issuer’s ADSs)

Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(j) ☒ A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of 1,121,900 Shares held in the form of ADSs, with each ADS representing 1 Share.  All 1,121,900 Shares are held for the account of the Asia Fund.

Item 4(b)	Percent of Class:

As of December 31, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 6.7 % of Shares outstanding. (There were approximately 16,800,000 Shares outstanding upon completion of the Issuer’s initial public offering, according to the Issuer’s prospectus on Form 424B4, filed April 3, 2014.)

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,121,900
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,121,900

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  The Asia Fund is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page 6 of 9 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below I further certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Karst Peak Capital Limited, registered with the Securities & Futures Commission of Hong Kong as a Type 9 (asset management) licensed corporation,  is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution listed in Rule 13d-1(b)(1)(ii)(E). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Karst Peak Capital Limited

By:	/s/ Adam Gregory Leitzes
Name:	Adam Gregory Leitzes
Title:	Chief Investment Officer and sole owner

Adam Gregory Leitzes

/s/ Adam Gregory Leitzes

February 17, 2015

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A ordinary shares of Tarena International, Inc. dated as of February 17, 2015 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Karst Peak Capital Limited

By:	/s/ Adam Gregory Leitzes
Name:	Adam Gregory Leitzes
Title:	Chief Investment Officer and sole owner

Adam Gregory Leitzes

/s/ Adam Gregory Leitzes

February 17, 2015